Exhibit 99.1

Allocation of Dividend Shares to primary insiders

Reference is made to the announcement by Statoil ASA (the "Company", OSE: STL, NYSE:STO) on 15 December 2016 regarding the participation by the primary insiders in the dividend issues under the scrip dividend programme for second quarter 2016. Further reference is made to the stock market announcement on 19 January 2017 regarding allocation to primary insiders of shares under the share saving plan.

Details on allocation of the Dividend Shares for the third quarter 2016 are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Dividend Shares allocated to primary insider	Dividend Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Agerup, Wenche	Member of the board of directors	33		2,555		2,555
Bacher, Lars Christian	Executive vice president	279		21,174		21,174
Bakkerud, Lill Heidi	Member of the board of directors	2	2	173	173	346
Di Valerio, Ingrid E.	Member of the board of directors	52		4,001		4,001
Dodson, Timothy	Executive vice president	406		30,755		30,755
Gjærum, Reidar	Senior vice president	384	5	29,130	427	29,557
Hegge, Hans Jakob	Executive vice president	344	45	26,044	3,456	29,500
Hovden, Magne	Senior vice president	211		15,993		15,993
Klouman, Hans Henrik	Senior vice president	401	15	30,371	1,160	31,531
Knight, John	Executive vice president	1,126		106,719		106,719
Kvelvane, Ørjan	Senior vice president	65		4,985		4,985
Kuburic, Hilde A.G.	Company secretary	25		1,948		1,948
Lægreid, Stig	Member of the board of directors	25		1,906		1,906
Løseth,Øystein	Chair of the board of Directors	13		1 ,053		1,053
Nilsson, Jannicke	Chief Operating Officer	262		19,871	16,363	36,234
Nylund, Arne Sigve	Executive vice president	151		11,463		11,463
Reitan, Torgrim	Executive vice president	422		31,981	1,574	33,555
Rummelhoff, Irene	Executive vice president	290		21,965	407	22,372
Skeie, Svein	Senior vice president	274	71	20,756	5,407	26,163
Sætre, Eldar	President and Chief Executive Officer	650		49,279		49,279
Økland,Jens	Executive vice president	193		14,655		14,655
Øvrum, Margareth	Executive vice president	584	91	44,218	6,956	51,174